

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

<u>Via Mail</u>

Dr. Klaus Patzak
Corporate Vice President and Controller
Dr. Andreas C. Hoffmann
General Counsel Corporate & Finance
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

> **Re:** **Siemens Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended September 30, 2009**
> **Filed December 2, 2010**
> **File No. 001-15174**

Dear Dr. Patzak and Dr. Hoffmann:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief